UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2008

Mitsubishi UFJ Financial Group, Inc.

	By:	/S/ Ryutaro Kusama
	Name:	Ryutaro Kusama
	Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Results of Tender Offer for Shares of ACOM CO., LTD.

Tokyo, October 22, 2008 — Mitsubishi UFJ Financial Group, Inc. (“MUFG” or the “Tender Offeror”) resolved at a meeting of its board of directors, held on September 8, 2008, to commence a tender offer (the “Tender Offer”) for shares of ACOM CO., LTD. (“ACOM” or the “Subject Company”). The Tender Offer commenced on September 16, 2008 and was completed on October 21, 2008. The results of the Tender Offer are detailed below.

1	Outline of the Tender Offer (announced on September 8, 2008)

(1)	Name and Address of the Tender Offeror

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

(2)	Name of the Subject Company

ACOM CO., LTD.

(3)	Number of Share Certificates to be purchased

Type of Share Certificates	1. Number of shares expected to be purchased	2. Minimum number of shares to be purchased	3. Maximum number of shares to be purchased
Share Certificates	38,140,000 shares	– shares	38,140,000 shares
Total	38,140,000 shares	– shares	38,140,000 shares

Notes:

1.	If the total number of tendered share certificates and other instruments representing ownership of shares (“Share Certificates”) is less than the number of shares expected to be purchased (“Tender Offer Maximum”, 38,140,000 shares), all of the tendered Share Certificates will be purchased. If the total number of tendered Share Certificates exceeds the Tender Offer Maximum (38,140,000 shares), all or part of the excess tendered Share Certificates will not be purchased. In such case, the delivery and settlement of such Share Certificates will be conducted according to the proportional distribution method specified in Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Law (the “Law”) and Article 32 of the Cabinet Office Ordinance on Disclosure of Take Over Bid of Shares, etc. Conducted by Those Other than the Issuing Corporation (“Cabinet Ordinance”).

2.	Treasury shares held by the Subject Company are not expected to be purchased in the Tender Offer.

3.	Shares constituting less than a trading unit are subject to the Tender Offer.

(4)	Tender Offer Period

From	Tuesday, September 16, 2008 to Tuesday, October 21, 2008 (24 business days)

(5)	Purchase Price

4,000	yen per common share

2	Results of the Tender Offer

(1)	Status of the Tender Offer

Type of Share Certificates	Number of shares expected to be purchased	Maximum number of shares to be purchased	Number of shares tendered	Number of shares purchased
Share Certificates	38,140,000 shares	38,140,000 shares	38,623,413 shares	38,140,009 shares
Total	38,140,000 shares	38,140,000 shares	38,623,413 shares	38,140,009 shares

(2)	Ownership Percentage of Share Certificates after the Tender Offer

Number of Voting Rights represented by Share Certificates held by the Tender Offeror before the Tender Offer	2,073,234	(Ownership percentage of Share Certificates before the Tender Offer: 13.19%)

Number of Voting Rights represented by Share Certificates held by Special Affiliates of the Tender Offeror before the Tender Offer	578,856	(Ownership percentage of Share Certificates before the Tender Offer: 3.68%)

Number of Voting Rights represented by Share Certificates held by the Tender Offeror after the Tender Offer	5,887,234	(Ownership percentage of Share Certificates after the Tender Offer: 37.45%)

Number of Voting Rights represented by Share Certificates held by Special Affiliates of the Tender Offeror after the Tender Offer	559,061	(Ownership percentage of Share Certificates after the Tender Offer: 3.56%)

Total Number of Voting Rights of the Shareholders of the Subject Company	15,719,337

Notes:

1.

The “Total Number of Voting Rights of the Shareholders of the Subject Company” is the total number of voting rights of all shareholders of the Subject Company, dated as of March 31, 2008, stated in the Quarterly Report for the first quarter of the 32nd term, filed by the Subject Company on August 13, 2008. Because the shares constituting less than a trading unit are also subject to the Tender Offer, the “Ownership percentage of Share Certificates after the Tender Offer” has been calculated by using 15,718,958 as the denominator. This number has been obtained by adding the voting rights (111) represented by the number of shares constituting less than a trading unit (1,112 shares) to 15,719,337, which is the “Total Number of Voting Rights of the Shareholders of the Subject Company,” and subsequently deducting the number of voting rights (490) relating to the shares under the name of the Japan Securities Depository Center, Inc. (4,900 shares). The number of shares constituting less than a trading unit (1,112 shares) is obtained by subtracting the number of shares constituting less than a trading unit held by the Subject Company (8 shares) from the total number of shares constituting less than a trading unit (1,120 shares), as of March 31, 2008, stated in the Quarterly Report for the first quarter of the 32nd term, filed by the Subject Company on August 13, 2008.

2.	The “Number of Voting Rights represented by Share Certificates held by Special Affiliates of the Tender Offeror before the Tender Offer” is the number recorded on the commencement date of the Tender Offer (September 16, 2008).

3.

If the “Number of Voting Rights represented by Share Certificates held by Special Affiliates of the Tender Offeror after the Tender Offer” is set to 405,948, which is the number of voting rights represented by common shares of the Subject Company held by Mitsubishi UFJ Trust and Banking Corporation (“MUTB”) and Mitsubishi UFJ Securities Co., Ltd. (“MUS”) for their own accounts (such shares only include the shares of the Subject Company held in trust by MUTB to the extent the shares are held as trust assets for which the Tender Offeror and its subsidiaries (collectively, “MUFG and its subsidiaries,” excluding the Subject Company after it becomes MUFG’s consolidated subsidiary*) are designated as consignor as well as beneficiary, but do not include the Subject Company shares that MUS holds as financial instrument dealer) (such shares amount to 2.54% of the total issued shares of the Subject Company), the “Ownership percentage of Share Certificates after the Tender Offer” is calculated as 40.04%.

4.	The Subject Company resolved at the board of directors meeting, held on September 8, 2008, to issue up to 18,000,000 common shares by third party allotment for 3,200 yen per share to the Tender Offeror with a payment period between October 23, 2008 and December 12, 2008 (“Third Party Allotment Capital Increase”). The board also resolved to cancel the issuance of the shares that are not subscribed by the Tender Offeror, and to not allot such shares to any third party other than the Tender Offeror. The board of directors of MUFG resolved at a meeting held on the same day to accept the shares issued by Third Party Allotment Capital Increase to the extent that the aggregate voting rights ratio relating to the shares of the Subject Company held by MUFG and its subsidiaries for their own accounts after the Tender Offer will not exceed 40.04% (the voting rights relating to shares of the Subject Company held by MUFG and its subsidiaries in trust accounts only include the voting rights relating to shares of the Subject Company held by MUFG and its subsidiaries as trust assets, for which MUFG and its subsidiaries are designated as consignor as well as beneficiary, but do not include shares of the Subject Company that MUFG and its subsidiaries hold as financial instrument dealers; hereinafter, the same applies). As the aggregate voting rights ratio relating to the shares of the Subject Company held by MUFG and its subsidiaries for their own accounts after the Tender Offer is 40.04%, the Tender Offeror will not subscribe to all the shares of the Third Party Allotment Capital Increase.

5.	The “Ownership percentage of Share Certificates before the Tender Offer” and “Ownership percentage of Share Certificates after the Tender Offer” have been rounded off to the nearest second decimal point.

*

“Consolidated subsidiary” as referenced throughout this press release is used as defined in the Regulations for Terminology, Forms and Preparation of Financial Statements (Finance Ministerial Ordinance No. 56 of November 27, 1963, including revisions thereafter).

(3)	Calculation by the Proportional Distribution Method in the Tender Offer

As the total number of tendered Share Certificates (38,623,413 shares) exceeded the Tender Offer Maximum (38,140,000 shares), as indicated in the Announcement relating to Commencement of Tender Offer and the Tender Offer Registration Statement, all or part of the excess tendered Share Certificates will not be purchased and the delivery and settlement of such Share Certificates will be conducted according to the proportional distribution method specified by Article 27-13, Paragraph 5 of the Law as well as Article 32 of the Cabinet Ordinance. (If shares with less than a trading unit (10 shares) are included in the tendered Share Certificates, the upper limit of shares to be purchased through the proportional distribution method shall be the number of shares tendered.)

As the total number of tendered Share Certificates was greater than the Tender Offer Maximum when calculated by rounding off the number of shares less than a trading unit (10 shares), which was obtained through the proportional distribution method and rounded off to the nearest whole number, starting from the tendering shareholder with the most number of shares rounded off, one trading unit of Share Certificates was deducted from each tendering shareholder (where the number of shares to be purchased calculated through the proportional distribution method contained a number of shares less than a trading unit, such number of shares was deducted). Since such deductions from shareholders including tendering shareholders with the same number of rounded off shares resulted in a number of shares less than the Tender Offer Maximum, the deductions were conducted from such shareholders including tendering shareholders selected through a lottery to the extent that the deductions did not result in a number of shares less than the Tender Offer Maximum.

(4)	Funds Required for the Tender Offer

Total funds required for purchase through the Tender Offer:	152,725 million yen
Tender Offer purchase amount:	152,560 million yen
Type of non-monetary consideration:	—
Aggregate amount of non-monetary consideration:	—

(5)	Settlement Method

(i)	Name and Address of Head Office of Financial Instruments Firms and Banks, etc., in Charge of Settlement

Mitsubishi UFJ Securities Co., Ltd. (Tender Offer Agent)

4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

(ii)	Commencement Date of Settlement

Tuesday, October 28, 2008

(iii)	Settlement Method

A notification of purchase will be mailed to the address of each tendering shareholder (in the case of a non-Japanese shareholder, to the address of its standing agent) without delay. Payment for the purchase of the shares will be made in cash. The tender offer agent will, without delay after the date on which the settlement procedures commence, remit the purchase price to the place designated by each tendering shareholder (in case of a non-Japanese shareholder, to the address of its standing agent) in accordance with instructions by the tendering shareholder (in case of a non-Japanese shareholder, of its standing agent).

(6)	Locations where Copies of the Tender Offer Report are Available for Public Inspection

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

Tokyo Stock Exchange, Inc.

2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

3	Policies, etc. after the Tender Offer

There is no change in the policies, etc. after the Tender Offer that were announced in the “Announcement relating to Commencement of Tender Offer by Mitsubishi UFJ Financial Group, Inc. for Shares of ACOM CO., LTD.,” published on September 8, 2008.

As a result of the Tender Offer, the voting rights ratio relating to shares of ACOM held by MUFG is 37.45% and the voting rights ratio relating to shares of ACOM held by MUFG and its subsidiaries for their own accounts is 40.04%.

After the Tender Offer, as the voting rights ratio relating to shares of ACOM held by MUFG and its subsidiaries for their own accounts is 40.04%, MUFG and ACOM will take the necessary steps to make ACOM a consolidated subsidiary of MUFG by April, 2009.

MUFG and ACOM aim to further strengthen their business and capital alliance by positioning ACOM as a core company in the consumer loan business within the consumer finance segment of the MUFG group† and further enhancing the consumer finance segment of the MUFG group, including the consumer loan business.

On September 8, 2008, MUFG, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) and ACOM agreed that, in order to enhance the competitiveness of the consumer finance business of the MUFG group, including the consumer loan business, after positioning ACOM as a core company in the consumer loan business within the consumer finance segment of the MUFG group, they will cooperate to further strengthen their business and capital alliance through functional reorganization and improved efficiency in the MUFG group. For details, please refer to the public announcement “ACOM CO., LTD., Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. to Further Strengthen Business and Capital Alliance,” published on the same date.

ACOM’s common shares are listed on the First Section of the Tokyo Stock Exchange and are expected to continue to be listed even after the voting rights ratio relating to shares of ACOM held by MUFG and its subsidiaries for their own accounts reaches 40.04% following the Tender Offer.

*        *        *

Contact:
Mitsubishi UFJ Financial Group, Inc.
Public Relations Division
Tel: 81-3-3240-7651

†

MUFG group: A comprehensive financial group, with MUFG as the holding company, which includes banks, trust banks, securities companies, as well as credit card companies, consumer loan companies, asset management companies, leasing companies and U.S. banks.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements such as “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates”, “may”, “will”, “could”, “should”, “would” and other similar words and phrases, statements regarding the intent, belief, strategy, plans or current expectations of MUFG and its affiliates, including ACOM. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. MUFG and its affiliates, including ACOM, undertake no obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.